UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No.1)

Under the Securities Exchange Act of 1934

TRITON EMISSION SOLUTIONS INC.
(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

89678J 102
(CUSIP Number)

ROBERT C. KOPPLE
10866 Wilshire Blvd., Suite 1500
Los Angeles, CA 90024
Tel: (310) 475-1444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89678J 102

1.	Names of Reporting Persons: KF BUSINESS VENTURES, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Sources of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power: N/A

8.	Shared Voting Power: 53,552,865 shares of common stock

9.	Sole Dispositive Power: N/A

10.	Shared Dispositive Power: 53,552,865 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,552,865 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 40.4%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 89678J 102

1.	Names of Reporting Persons: KOPPLE FINANCIAL, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Sources of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power: N/A

8.	Shared Voting Power: 53,552,865 shares of common stock

9.	Sole Dispositive Power: N/A

10.	Shared Dispositive Power: 53,552,865 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,552,865 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 40.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 89678J 102

1.	Names of Reporting Persons: ROBERT C. KOPPLE

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Sources of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power: 2,599,700 shares of common stock

8.	Shared Voting Power: 53,552,865 shares of common stock

9.	Sole Dispositive Power: 2,599,700 shares of common stock

10.	Shared Dispositive Power: 53,552,865 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,152,565 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 42.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 89678J 102

This Schedule 13D/A (Amendment No. 1) is being filed by:

(i)

KF Business Ventures, LP, a California limited partnership (“KFBV”);

(ii)

Kopple Financial, Inc., a California corporation (“Kopple Financial”) as the sole general partner of KFBV; and

(iii)

Robert C. Kopple, an individual, as sole trustee of the E.L. II Properties Trust Dated 7/1/1983 and as sole executive officer and sole director of Kopple Financial,

each of the forgoing may be referred to individually in this information statement as a “Reporting Person”, and collectively as the “Reporting Persons”).

This Amendment No. 1 relates to shares of Common Stock, par value $0.001 per share, of TRITON EMISSION SOLUTIONS INC. (formerly Poly Shield Technologies Inc.) (the “Issuer”) having its principal executive offices located at 151 San Francisco St., Suite 201, San Juan, PR 00901.

This Amendment No. 1 amends and supplements the Schedule 13D of the Reporting Persons filed with the Securities and Exchange Commission on February 24, 2015.  Except as specifically amended hereby and as previously amended by the Reporting Person, the disclosure set forth in the Schedule 13D of the Reporting Persons remains unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

$2,000,000 Loan from KFBV to Issuer

In January 2014, the Issuer issued to KFBV warrants (the “Initial First KF Loan Warrants”) for the purchase of up to 6,200,000 shares of the Issuer’s common stock as partial consideration for KFBV’s agreement to lend to the Issuer the aggregate principal amount of $2,000,000 (the “First KF Loan”).

In March 2014, the Issuer issued to KFBV additional warrants (the “First Additional First KF Loan Warrants”) for the purchase of up to an additional 704,546 shares of the Issuer’s common stock as partial consideration for certain amendments to the terms of the First KF Loan.

In September 2014, the Issuer issued to KFBV additional warrants (the “Second Additional First KF Loan Warrants”, the Initial First KF Loan Warrants, First Additional First KF Loan Warrants and Second Additional First KF Loan Warrants collectively being the “First KF Loan Warrants”) for the purchase of up to an additional 2,350,000 shares of the Issuer’s common stock as partial consideration for additional amendments to the terms of the First KF Loan.

In January 2016, to extend the maturity date of the First KF Loan to January 15, 2014, the Issuer issued to KFBV additional warrants (the “First KF Loan Extension Warrants”) for the purchase of up to an additional 1,194,332 shares of the Issuer’s common stock, exercisable at a price of $0.10 per share, expiring September 1, 2021. Also, in connection with the grant of the Third KF Loan (described below), the Issuer amended the terms of the First KF Loan Warrants by reducing the exercise price of the First KF Loan Warrants to $0.10 per share, and extending the expiration date of those warrants to January 15, 2021.

The funds loaned by KFBV to the Issuer under to the First KF Loan were from KFBV’s own working capital.

CUSIP No. 89678J 102

$2,400,000 Loan from KFBV to Issuer

In July 2014, the Issuer issued to KFBV additional warrants (the “Second KF Loan Warrants”) for the purchase of up to 9,600,000 additional shares of the Issuer’s common stock as partial consideration for an additional loan from KFBV to the Issuer in the aggregate principal amount of $2,400,000 (the “Second KF Loan”).

In January 2016, to extend the maturity date of the Second KF Loan to January 15, 2014, the Issuer issued to KFBV additional warrants (the “Second KF Loan Extension Warrants”) for the purchase of up to an additional 1,337,320 shares of the Issuer’s common stock, exercisable at a price of $0.10 per share, expiring September 1, 2021. Also, in connection with the grant of the Third KF Loan (described below), the Issuer amended the terms of the Second KF Loan Warrants by reducing the exercise price of the Second KF Loan Warrants to $0.10 per share, and extending the expiration date of those warrants to January 15, 2021.

The funds loaned by KFBV to the Issuer under the July 2014 Loan were from KFBV’s own working capital.

Private Share Purchases

In July 2014 KFBV purchased 1,166,667 shares of the Issuer’s common stock in a private transaction at an aggregate purchase price of $100,000.

In July 2014, KFBV purchased from Rasmus Norling, 4,000,000 shares of the Issuer’s common stock in a private transaction for an aggregate purchase price of $2,000,000.  In November 2014, KFBV purchased an additional 2,000,000 shares of the Issuer’s common stock from Mr. Norling in a private transaction at an aggregate purchase price of $1,000,000. On February 2, 2015, KFBV purchased an additional 2,000,000 shares of the Issuer’s common stock from Mr. Norling in a private transaction at an aggregate purchase price of $1,000,000.

The purchase price for the above share purchases were paid for by KFBV out of its own working capital.

Grant of Stock Options to Mr. Kopple

In September 2014, the Issuer issued to Mr. Kopple stock options (the “Kopple Options”) for the purchase of up to 2,500,000 shares of the Issuer’s common stock under the Issuer’s 2014 Stock Option Plan in consideration for Mr. Kopple’s agreement to act as Chairman of the Issuer’s Board of Directors. The Kopple Options are subject to vesting at a rate of 500,000 shares per year, subject to certain early vesting and early termination provisions.

Open Market Share Purchases

Between November 2013 and November 2014, Mr. Kopple, as sole trustee for the E.L. II Properties Trust Dated 7/1/1983 (the “Trust”), purchased 1,050,000 shares of the Issuer’s common stock in open market purchases.  The aggregate purchase price for these shares was $1,072,571.53.  Between February 12, 2015 and March 4, 2015, the Trust purchased an additional 549,700 shares of the Issuer’s common stock in open market purchases for an aggregate price of $94,844.  Mr. Kopple has sole voting power and sole dispositive power over the shares held by the Trust.  These purchases were made using the Trust’s own working capital.

CUSIP No. 89678J 102

$1,500,000 Loan from KFBV to Issuer

In January 2016, the Issuer issued to KFBV additional warrants (the “Third KF Loan Warrants”) for the purchase of up to 8,000,000 additional shares of the Issuer’s common stock at an exercise price of $0.10 per share, expiring January 15, 2021.   The Third KF Loan Warrants were issued as partial consideration for an additional loan from KFBV to the Issuer in the aggregate principal amount of $1,500,000, maturing on January 15, 2017 (the “Third KF Loan”).  Also in connection with the grant of the Third KF Loan:

(a)

the Issuer issued to KFBV a convertible note in the aggregate principal amount of the Third KF Loan, with interest and principal payable thereon convertible into shares of the Issuer’s common stock at a price $0.10 per share; and

(b)

the Issuer also agreed to amend the terms of the First KF Loan Warrants and the Second KF Loan Warrants as described above.

The funds loaned by KFBV to the Issuer under the Third KF Loan were from KFBV’s own working capital.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)

Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock*
KF Business Ventures, LP	Common Stock	53,552,865(1)	40.4%
Kopple Financial, Inc.	Common Stock	53,552,865(1)	40.4%
Robert C. Kopple	Common Stock	56,152,565(1)(2)	42.1%

*

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of February 22, 2016, the Issuer had 88,145,005 shares of common stock, issued and outstanding.

CUSIP No. 89678J 102

(1)

KFBV is the direct beneficial owner of 53,552,865 shares of the Issuer’s common stock.  Kopple Financial, as the sole general partner of KFBV, and Mr. Kopple, as the sole executive officer and sole director of Kopple Financial, are the indirect beneficial owners of the securities of the Issuer held directly by KFBV, with shared voting and dispositive power over those securities.  The shares of the Issuer listed as beneficially owned by KFBV consist of (i) 9,166,667 shares of the Issuer’s common stock held directly by KFBV; (ii) 26,854,546 shares issuable upon the exercise of warrants to purchase shares of the Issuer’s common stock at a price of $0.10 per share, expiring January 15, 2021 (the First KF Loan Warrants, Second KF Loan Warrants and Third KF Loan Warrants); (iii) warrants to purchase up to 2,531,652 shares of the Issuer’s common stock at a price of $0.10 per share, expiring September 1, 2021 (the First KF Loan Extension Warrants and the Second KF Loan Extension Warrants); and (iv) 15,000,000 shares issuable upon the exercise of conversion rights under the Third KF Loan in the aggregate principal amount of $1,500,000, with principal and interest payable thereon convertible at a price of $0.10, maturing on January 15, 2017.  The number of shares listed as being acquirable by KFBV upon exercise of the conversion rights associated with the Third KF Loan does not include shares issuable upon the conversion of interest as the amount of interest payable will vary depending upon the exercise by KFBV of its conversion rights and the exercise by the Issuer of its prepayment rights, each as provided for under the terms of the Third KF Loan.

(2)

The shares of the Issuer listed as beneficially owned by Mr. Kopple include (i) the shares beneficially owned by KFBV; (ii) 1,599,700 shares beneficially owned by Mr. Kopple as trustee for the E.L. II Properties Trust Dated 7/1/1983, over which Mr. Kopple as sole voting and sole dispositive power;  (iii) options to purchase up to 500,000 shares of the Issuer’s common stock exercisable at a price of $0.50 per share, expiring September 1, 2019; and (iv) options to purchase up to 500,000 shares of the Issuer’s common stock exercisable at a price of $0.50 per share, expiring September 1, 2020.  In addition, Mr. Kopple has been granted options for the purchase of up to 1,500,000 additional shares of the Issuer’s common stock pursuant to the Issuer’s 2014 Stock Option Plan, which options vest at a rate of 500,000 shares on September 1 of 2016, 2017 and 2018, subject to certain early vesting provisions.  The shares issuable pursuant to these options have not been included in the shares beneficially owned by Mr. Kopple as they are not exercisable within the next 60 days, subject to the triggering of certain early vesting provisions.

(b)

Power to Vote and Dispose of the Issuer Shares:

Kopple Financial, as the sole general partner of KFBV, and Mr. Kopple, as the sole executive officer and sole director of Kopple Financial, may be deemed to share voting and dispositive power with respect to all of the securities of the Issuer beneficially owned by KFBV.

(c)

Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 of this information statement.

(d)

Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Persons.

CUSIP No. 89678J 102

(e)

Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.	Joint Filing Agreement dated as of February 24, 2016 among KF Business Ventures, LP, Kopple Financial, Inc. and Robert C, Kopple.
2.	Loan Agreement dated January 15, 2014 between the Issuer and KF Business Ventures, LP.(1)
3.	Amendment No. 1 to Loan Agreement between the Issuer and KF Business Ventures, LP dated effective March 10, 2014.(2)
4.	Amendment No. 2 to Loan Agreement between the Issuer and KF Business Ventures, LP dated effective July 29, 2014.(3)
5.	Loan Agreement dated July 28, 2014 between the Issuer and KF Business Ventures, LP.(4)
6.	Letter Agreement dated July 28, 2014 between KF Business Ventures, LP and Rasmus Norling relating to the purchase and sale of 8,000,000 shares of the Issuer’s Common Stock.(5)
7.	Amended and Restated Letter Agreement dated November 3, 2014 between KF Business Ventures, LP and Rasmus Norling relating to the purchase and sale of 8,000,000 shares of the Issuer’s Common Stock.(5)
8.	Share Purchase Agreement dated June 26, 2014 between The Estate of Robert Diefendorf, the Robert E. Diefendorf Revocable Trust Dated July 9, 2012 , Teak Sheild Corp. and KF Business Ventures, LP.(6)
9.	Non-Qualified Stock Option Agreement between the Issuer and Robert C. Kopple dated effective September 8, 2014.(3)
10.	Loan Agreement dated January 8, 2016 between the Issuer and KF Business Ventures, LP.(7)
11.	Amendment Agreement to those loan agreements dated as of January 15, 2014, July 28, 2014 and August 31, 2015 between the Issuer and KF Business Ventures, LP.(7)

(1)

Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 18, 2014.

(2)

Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on March 12, 2014.

(3)

Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on September 12, 2014.

(4)

Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on August 1, 2014.

(5)

Filed as an exhibit to Amendment No. 6 to the Information Statement on Schedule 13D filed by Mr. Norling on January 13, 2015.

(6)

Filed as an exhibit to the Reporting Person’s Original Schedule 13D filed with the SEC on February 24, 2015.

(7)

Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 1, 2016.

CUSIP No. 89678J 102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2016
KF BUSINESS VENTURES, LP, a California limited partnership

By: Kopple Financial, Inc.
Its: General Partner

By: /s/ Robert C. Kopple
Robert C. Kopple, President

KOPPLE FINANCIAL, INC., a California corporation

By: /s/ Robert C. Kopple
Robert C. Kopple, President

By: /s/ Robert C. Kopple

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock of TRITON EMISSION SOLUTIONS INC. beneficially owned by each of them and further agree that this Joint Filing Agreement may be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 24th day of February, 2016.

KF BUSINESS VENTURES, LP, a California limited partnership

By: Kopple Financial, Inc.
Its: General Partner

By: /s/ Robert C. Kopple
Robert C. Kopple, President

KOPPLE FINANCIAL, INC., a California corporation

By: /s/ Robert C. Kopple
Robert C. Kopple, President

By: /s/ Robert C. Kopple